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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
November 12, 2019

Manulife announces Normal Course Issuer Bid
TORONTO – Manulife Financial Corporation (“Manulife”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) for its previously announced normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 58 million of its common shares, representing approximately 3% of Manulife’s issued and outstanding common shares. As at October 31, 2019, Manulife had 1,948,859,681 common shares issued and outstanding. The Office of the Superintendent of Financial Institutions Canada previously approved the NCIB. Under the NCIB, Manulife may purchase up to 1,062,993 of its common shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 4,251,975 common shares on the TSX for the six months ended October 31, 2019, subject to TSX rules permitting block purchases. Purchases under the NCIB may commence through the TSX on November 14, 2019 and continue until November 13, 2020, when the NCIB expires, or such earlier date as Manulife completes its purchases.

Manulife believes that the purchase of Manulife common shares at recent market prices is an appropriate investment by Manulife since, in its view, recent market prices do not reflect the underlying value of Manulife’s business. Having an NCIB in place will provide Manulife with the flexibility to purchase common shares as part of its capital management strategy which is designed to maintain healthy regulatory capital ratios while balancing the objective of generating shareholder value.

Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange, and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.

Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 58 million common shares.

Manulife has entered into an automatic share repurchase plan under which its designated broker will repurchase Manulife's common shares pursuant to the NCIB. The actual number of common shares purchased under the automatic plan, the timing of such purchases and the price at which common shares are purchased will depend upon future market conditions. The automatic plan, which was pre-cleared by the TSX, provides for the potential repurchase of common shares at any time, including when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.

Manulife’s current normal course issuer bid (“Current NCIB”) commenced on November 14, 2018, for the purchase of up to 40 million common shares and was amended effective February 22, 2019 to increase the number of common shares that Manulife may repurchase to up to 99 million shares.  The Current NCIB will continue until November 13, 2019, when it expires, or such earlier date as Manulife completes its purchases.  As of October 31, 2019, Manulife repurchased 73,510,562 common shares for cancellation under its Current NCIB, at a volume weighted average repurchase price per common share of $22.1531. All repurchases were made through the facilities of the TSX and the CHI-X.

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to possible future purchases by Manulife of its common shares. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual common share repurchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof. We do not undertake to update any forward-looking statements, except as required by law.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of September 30, 2019, we had over $1.2 trillion (US$881 billion) in assets under management and administration, and in the previous 12 months we made $29.8 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Sean Pasternak Manulife 416-254-2114 Sean_pasternak@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com